Exhibit 3.1

TEXT OF AMENDMENTS TO THE BYLAWS OF THERAVANCE, INC.

As of April 25, 2007 Article V of the Bylaws of Theravance, Inc. was amended in its entirety to be and read as follows:

ARTICLE V

STOCK CERTIFICATES AND TRANSFERS

Section 5.1            Stock Certificates and Transfers.

A.         The shares of the Corporation’s stock may be certificated or uncertificated, as provided under the Delaware General Corporation Law.  Any certificates representing shares of stock shall be in such form as the appropriate officers of the Corporation may from time to time prescribe.  Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the Corporation to issue a new certificate or evidence of the issuance of uncertificated shares to the stockholder entitled thereto, cancel the old certificate and record the transaction upon the Corporation’s books.  Upon the receipt of proper transfer instructions from the registered owner of uncertificated shares, such uncertificated shares shall be cancelled, issuance of new equivalent uncertificated shares or certificated shares shall be made to the stockholder entitled thereto and the transaction shall be recorded upon the books of the Corporation.

B.         Any stock certificates shall be signed, countersigned and registered in such manner as the Board of Directors may by resolution prescribe, which resolution may permit all or any of the signatures on such certificates to be in facsimile.  In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.